March 30, 2005



Via Fax & U.S. Mail

Mr.  Mathias J. Barton
Chief Financial Officer
R & B, Inc.
3400 East Walnut Street
Colmar, Pennsylvania  18915


RE: 	R & B, Inc.
	Form 10-K for the Fiscal Year Ended December 25, 2004
	File No. 1-8974


Dear Mr. Barton:

	Based upon an examination restricted solely to considerations of the Financial Statements, Management`s Discussion and Analysis, and
Selected Financial Data, we have the following comments on the above-referenced document. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your response. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

* * * * *

	Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise us of the reason thereof. Please respond within fifteen business days.



Item 1.  Business
Products, page 4

1. Revise future filings to discuss whether your products are covered by a standard warranty and discuss the terms of the warranty, if applicable. Also, revise the notes to your financial statements to disclose your accounting policy for warranty costs, if applicable. In addition, disclose that actual product warranty costs have not differed materially from accrued estimated amounts or detail the amounts and reason for significant variations for each period presented. Further, include a reconciliation of the changes in your product warranty liability in the notes to your financial statements for each period presented. See paragraph 14 of FIN 45 for guidance.

Product Development, page 5

2. You state in the first sentence in the first paragraph on page
5
that product development is central to your business. In this regard, please revise the notes to your financial statements in future filings to disclose your accounting policy for research and development costs and include the disclosures required by paragraph
13 of SFAS 2, if material.

Financial Statements
Note 1.  Summary of Significant Accounting Policies
Property and Depreciation

3. As your disclosure provides various ranges of life, it is unclear of the specific lives attributable to your various types of property, plant and equipment. In this regard, revise future filings to disclose estimated useful lives as they relate to each type or class of property, plant and equipment. See paragraph 5 of APB 12. Also, disclose your impairment policy for long-lived assets in accordance with SFAS 144.

Note 7. Related Party Transactions

4. We note the disclosure in Note 7 indicating that you amended certain agreements in November 2001 related to its 1998 acquisition of Scan-Tech USA/Sweden A.B. in exchange for consideration of approximately $3.2 million to be paid through December 31, 2005. In this regard, supplementally tell us and explain in the notes to your financial statements in future filings, the nature of the amendments that were made to the agreements and the accounting treatment being used for the payments being made as a result of the amendments. Your response should also explain why you believe the accounting treatment being used with respect to these payments is appropriate.

General

5. Reference is made to the last Risk Factor on page 9. You state that the Berman Family beneficially owns approximately 42% of your outstanding Common Stock and is able to elect the Board of Directors, determine the outcome of most corporate actions requiring shareholder approval, and controls your policies. In this regard, please revise the notes to your financial statements in future filings to disclose this fact. See the disclosure requirements of SFAS No.57.

Schedule II

6. We note the discussion on page 14 indicating that your reserves for excess and obsolete inventory were $8.2 million and $8.5 million, respectively as of December 25, 2004 and December 27, 2003. In this regard, please revise future filings to include the activity impacting your reserves for excess and obsolete inventories on
Schedule II.

Closing

You may contact Katherine Mathis at (202) 942-1994 or, in her absence, me at (202) 942-1936, if you have any questions regarding the comments above. Please contact Max Webb, Assistant Director, at
(202) 942-1850 with any other questions.



Sincerely,


							Linda Cvrkel
							Branch Chief


Via facsimile:  (215) 997-0482
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Mr.  Mathias J. Barton
R & B, Inc.
March 30, 2005
Page 1